                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number 0-27120
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  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q   / /  Form N-SAR

For Period ended:  SEPTEMBER 30, 2000
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant   KENSEY NASH CORPORATION
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Former name if applicable
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55 EAST UWCHLAN AVENUE
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Address of principal executive office (Street and number)


EXTON, PA 19341
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      KENSEY NASH CORPORATION'S (THE "COMPANY") AMENDMENT TO ITS CURRENT REPORT ON FORM 8-K AND ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000 COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD WITHOUT UNREASONABLE EFFORT AND EXPENSE BECAUSE THE COMPANY EXPERIENCED UNEXPECTED DELAYS IN CONNECTION WITH THE EVALUATION BY ITS INDEPENDENT AUDITORS OF THE COMPANY'S PRELIMINARY ALLOCATION OF THE PURCHASE PRICE OF ITS ACQUISITION OF THM BIOMEDICAL, INC. ON AUGUST 31, 2000. AS SUCH, FOOTNOTE DISCLOSURES RELATING TO THE ACQUISITION, INCLUDING PRO FORMA INFORMATION, ARE STILL BEING PREPARED. THE REVIEW BY THE COMPANY'S INDEPENDENT AUDITORS IS EXPECTED TO BE COMPLETED NO LATER THAN NOVEMBER 20, 2000, WITH THE CORRESPONDING QUARTERLY REPORT TO BE FILED SHORTLY THEREAFTER.


                                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                    COLLECTION OF INFORMATION CONTAINED IN THIS
                                    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
(ATTACH EXTRA SHEETS IF NEEDED)     NUMBER.
SEC 1344 (2/99)

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

   WENDY F. DICICCO                     (610)                    594-7156
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     AS DESCRIBED ABOVE, THE AMENDMENT TO THE CURRENT REPORT ON FORM 8-K WAS NOT FILED IN THE PRESCRIBED TIME PERIOD DUE TO AN UNEXPECTED DELAY IN CONNECTION WITH THE COMPANY'S INDEPENDENT AUDITORS REVIEW OF ITS PRELIMINARY ALLOCATION OF THE PURCHASE PRICE OF ITS ACQUISITION OF THM BIOMEDICAL, INC. ON AUGUST 31, 2000.
                                                               /  / Yes  /X/ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /  / Yes  /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            KENSEY NASH CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  NOVEMBER 15, 2000   By  /s/ WENDY F. DICICCO
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          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.